UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GOODRICH PETROLEUM CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

382410843
(CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: David Young
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 382410843	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
ANCHORAGE CAPITAL GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,355,022 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,355,022 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,355,022 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.28% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount includes 205,022 Shares issuable upon conversion of Convertible Notes (as defined in Amendment No. 1) held for the account of AIOM VII (as defined in Amendment No. 1) at any time at the option of the holder.

(2)
Calculation is based on the sum of 14,389,191 Shares outstanding as of November 5, 2021, as reported by the Issuer in its quarterly report on Form 10-Q, filed on November 8, 2021, plus the 205,022 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 382410843	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,355,022 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,355,022 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,355,022 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.28% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount includes 205,022 Shares issuable upon conversion of Convertible Notes (as defined in Amendment No. 1) held for the account of AIOM VII (as defined in Amendment No. 1) at any time at the option of the holder.

(2)
Calculation is based on the sum of 14,389,191 Shares outstanding as of November 5, 2021, as reported by the Issuer in its quarterly report on Form 10-Q, filed on November 8, 2021, plus the 205,022 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 382410843	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
KEVIN M. ULRICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,355,022 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,355,022 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,355,022 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.28% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount includes 205,022 Shares issuable upon conversion of Convertible Notes (as defined in Amendment No. 1) held for the account of AIOM VII (as defined in Amendment No. 1) at any time at the option of the holder.

(2)
Calculation is based on the sum of 14,389,191 Shares outstanding as of November 5, 2021, as reported by the Issuer in its quarterly report on Form 10-Q, filed on November 8, 2021, plus the 205,022 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 382410843	Page 5 of 7 Pages
Item 1.	Security and Issuer
Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.01 per share, (the "Shares") of Goodrich Petroleum Corporation (the “Issuer”), whose principal executive offices are located at 801 Louisiana St., Suite 700, Houston, Texas 77002. This Amendment No. 4 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 24, 2018, as amended by Amendment No. 1 filed on March 11, 2021, Amendment No. 2 filed on September 24, 2021 and Amendment No. 3 filed on October 6, 2021 (collectively, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 21, 2021, the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”) with Paloma Partners VI Holdings, LLC, which is an affiliate of EnCap Energy Capital Fund XI L.P. (“Parent”), and Paloma VI Merger Sub, Inc., which is a wholly-owned subsidiary of Parent (“Merger Sub”), whereby, among other things, Merger Sub will commence a tender offer to acquire all of the Issuer’s outstanding Shares for $23.00 per Share in cash (the “Tender Offer”). The Merger Agreement and the Tender Offer were unanimously approved by the Issuer’s board of directors.  The Tender Offer is subject to customary conditions, including the tender of a majority of the outstanding Shares.

Also on November 21, 2021, in connection with the execution of the Merger Agreement, AIO V and AIV 1 (collectively, the “Parties”), entered into a Tender and Support Agreement (the “Support Agreement”) with Parent, Merger Sub and, with solely respect to certain provisions thereunder, the Issuer.  Pursuant to the Support Agreement, each of the Parties has agreed, among other things, to (i) validly tender or cause to be validly tendered pursuant to and in accordance with the Tender Offer all Shares beneficially owned by them and not to withdraw or cause to be withdrawn any such Shares from the Tender Offer unless and until the Support Agreement is terminated, and (ii) not vote any Shares beneficially owned by them in favor or, and will vote against or not consent to, any acquisition proposal other than the Merger and related transactions, or that could impede, interfere with, prevent or delay the consummation of the Merger or the related transactions.  Pursuant to the Support Agreement, each of the Parties granted an irrevocable proxy to Parent for voting the Shares beneficiary owned by such party in connection with the Merger and related transactions. Each Party further agreed not to transfer any Shares subject to the Support Agreement, other than with the prior written consent of Parent or the Issuer, subject to certain limited exceptions.

The Support Agreement will automatically terminate upon the earliest to occur of (i) the mutual written agreement of Parent and the Parties, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the effective time of the Merger, (iv) the occurrence of an Adverse Recommendation Change (as defined in the Merger Agreement) in compliance with the provisions of the Merger Agreement, and (v) the date of any amendment to the Merger Agreement that reduces or changes the amount or form of consideration payable in the Tender Offer or the Merger.

As of November 21, 2021, the Parties beneficially owned 1,150,000 Shares, or approximately 7.99% of the issued and outstanding Shares.  Certain other stockholders of the Issuer entered into similar Support Agreements, such that the holders of a majority of the outstanding Shares have agreed to tender their Shares in the Tender Offer.

CUSIP NO. 382410843	Page 6 of 7 Pages
Following completion of the Tender Offer, a second-step merger will commence pursuant to which any remaining Shares will be converted into the right to receive $23.00 per share (the “Merger”). The Merger is expected to close in December 2021.  Upon completion of the Merger, the Issuer will become a privately held company and the Shares will no longer be listed on any public market.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit G to this Schedule 13D and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit G	Tender and Support Agreement, dated November 21, 2021, by and among Paloma Partners VI Holdings, LLC, Paloma VI Merger Sub, Inc., Anchorage Illiquid Opportunities V, L.P. and AIO V AIV 1 Holdings L.P.

CUSIP NO. 382410843	Page 7 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 23, 2021

ANCHORAGE CAPITAL GROUP, L.L.C.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Authorized Signatory

KEVIN M. ULRICH

/s/ Kevin M. Ulrich